ATCO
GROUP

Corporate Office

08002454

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

May 2, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SEC Mail Processing
Section

MAY 08 2008

Washington, DC
111

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed May 1, 2008 for symbol ACO.X
- Corporation's Form 1, filed May 1, 2008 for symbol ACO.Y
- Corporation's Form 1, filed May 1, 2008 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
MAY 13 2008
THOMSON REUTERS

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	04/01/2008 - 04/30/2008

Summary

Issued & Outstanding Opening Balance :	50,746,896	As at :	04/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	6,000		
Issued & Outstanding Closing Balance :	50,752,896		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
04/30/2008	Conversion (General)	6,000
Totals		6,000

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	05/01/2008
Last Updated:	05/01/2008

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	04/01/2008 - 04/30/2008

Summary

Issued & Outstanding Opening Balance :	6,917,068	As at :	04/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-6,000		
Issued & Outstanding Closing Balance :	6,911,068		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
04/30/2008	Conversion (General)	-6,000
Totals		-6,000

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	05/01/2008
Last Updated:	05/01/2008

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	04/01/2008 - 04/30/2008

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	04/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	05/01/2008
Last Updated:	05/01/2008

END